April 10, 2015

Lisa M. Kohl, Attorney Advisor Office of Mergers & Acquisitions Division of Corporate Finance Securities and Exchanges Commission Washington, DC 20549

Re: Chesapeake Lodging Trust Preliminary Proxy Statement on Schedule 14A filed by UNITE HERE Filed March 3, 2015 File No. 001-34572

Dear Ms. Kohl,

I am writing in response to your letter of March 12, 2015. For ease of reference, your questions are reproduced here in italic type.

1. Please identify in the proxy statement and on the cover page of the proxy statement all participants in the solicitation.

We have identified UNITE HERE as the sole participant in the solicitation.

2. Please revise to state that the trustees to whom the election of trustees proposal pertains are not UNITE HERE nominees, with a view towards confirming that the disclosure required by Item 7 of Schedule 14A is not applicable.

We have indicated in the list of proposals and the revised preliminary proxy card that nominees for Trustee elections are not UNITE HERE nominees.

3. We note the disclosure in Section II. Proxy Voting and Section IV. Executive Compensation/Security Ownership in which you “incorporate by reference” the information contained in management’s proxy statement. Please advise us, with a view towards revised disclosure, of all instances in which the participants have relied on Rule 14a-5(c) to satisfy the disclosure requirements in Schedule 14A. Please note that a clear reference to the document containing the disclosure required by Schedule 14A should be provided in each instance in which you rely upon Rule 14a-5(c).

We have addressed the problem you identify by not incorporating sections of the Company’s proxy by reference, but instead merely referring shareholders to this document more information on the subjects of trustee elections and voting procedures.

4. Please explain to us, with a view towards revised disclosure, how you have complied with Item 5 of Schedule 14A.

After discussion with SEC Senior Counsel Nicholas Panos we have modified our remarks about participants to delete the individuals’ names as we have determined that the individual full-time UNITE HERE staff persons who perform the functions of writing proxy materials and attending meetings are exempt from the definition of “participant” under the exemptions from the definition of “participant” in Instructions 3(b)(3) and (5) of Item 4 of Schedule 14A. ”

5. Please provide support for your statement that the ability to amend bylaws by a vote of the majority of shares outstanding is a “fundamental shareholder right.”

We have amended this statement to characterize the right of shareholders to amend bylaws by a vote of the majority of shares outstanding as an important shareholder right.

6. Please mark the form of proxy card as preliminary. Refer to Rule 14a-6(e)(1).

The proxy card has been identified as preliminary.

7. Please clarify that Proposal No. 1—Election of Trustees relates to the company nominees.

We have provided the clarification.

In addition, UNITE HERE acknowledges we are responsible for the adequacy and accuracy of the disclosures provided in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that UNITE HERE may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me in regards to UNITE HERE’s solicitation at jjfueser@Unitehere.org, or 416-893-8570. Andy Kahn, UNITE HERE’s legal counsel in these matters, can be reached at ajk@dcbsf.com, or at 1-415-597-7200.

Sincerely,

JJ Fueser Research Coordinator UNITE HERE